# Annual Report

SEPTEMBER 30, 2006

Waddell & Reed Advisors Bond Fund



# CONTENTS

**This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Bond Fund. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Bond Fund prospectus and current Fund performance information.**

# President's Letter

*September 30, 2006*



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 10.80 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted strong gains, as the Morgan Stanley Capital International EAFE Index climbed 19.16 percent.

## The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past 12 months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.71 percent for the period. For investors, the difference in income potential between money market securities (those maturing in

**U.S. TREASURY YIELDS**
**(September 30, 2005 compared to September 29, 2006)**



6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
9/30/05


Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

less than a year) and taxable bonds that mature in 10 to 30 years has compressed dramatically. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

### Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since autumn of 2005. Oil, natural gas and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the 2006 U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil

and gas supplies from the wrath of both nature and political extremism.

### Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

### Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

*Henry J. Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# Questions and Answers with Portfolio Management

*September 30, 2006*



**Below, James C. Cusser, CFA, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2006. He has managed the Fund for 14 years and has 30 years of industry experience.**



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Source: Morningstar.

## How did the Fund perform during the last fiscal year?

The Fund underperformed its benchmark, with Class A shares increasing 3.02 percent over the fiscal year (before the impact of any sales charges). By comparison, the Citigroup Broad Investment Grade Index (reflecting the performance of securities generally representing the bond market) increased 3.71 percent for the fiscal year, while the Lipper Corporate Debt Funds A Rated Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 3.04 percent. Please note that Fund and peer group returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What factors impacted Fund performance during the fiscal year?

Capital changes had little influence on annual performance. Shorter-term interest rates rose substantially, while longer-term rates changed little. Over the course of the fiscal year, the Federal Reserve increased its target interest rate seven times for a total of 1.50 percent (to 5.25 percent). Yet, longer-term rates, as exemplified in the 10-year Treasury bond, rose only 0.28 percent. Because shorter-term interest rates, unlike their longer-term counterparts, have such little effect on capital gains and losses, few capital gains or losses were returned over the course of the year.

To be sure, interest rate changes do have the potential for the greatest effect on investment-grade bond funds, and the interest rate environment did exhibit some up and down change during the year; however, the net effect of this interest rate volatility was minor. Indeed, the Merrill Lynch estimate of bond market volatility continued a movement toward historically low levels. (The Merrill Option Volatility Estimate, a measure of bond market confidence, is a yield curve-weighted index of the normalized implied volatility on one-month U.S. Treasury options. In other words, it explains the value of an option on U.S. Treasury securities when all other easily definable variables are accounted for – i.e., the time value of the option, the discount rate and time value of money and strike price/ current price difference.) Except for a rise in late September 2006, the index is at its lowest level since September 2001 and near its lowest level since the index was formed in 1988. Given this, it would appear the bond market is quite confident. In such a market, income net of expenses is everything.

### Portfolio Characteristics (as of 9/30/06)

| | |
|---|---|
| Average maturity | 6.63 years |
| Effective duration | 4.35 years |
| Weighted average bond rating | AA |

Information presented is for illustrative purposes only and is subject to change.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

Because of declining volatility and very narrow corporate bond spreads, we have reduced substantially our usual emphasis on convexity and corporate bonds. As noted above, the bond market over the last several years has been chiefly characterized by a reduction in volatility. There are several cyclical and fundamental reasons for this, in our opinion. Financial market volatility tends to be countercyclical; that is, the continuing economic expansion and low global expansion mutes market volatility. Volatility is negatively related to firm profitability: an improved balance sheet reduces market uncertainty. Improvements to the conduct of monetary policy over the past few years have helped to reduce market volatility as central bankers have tended to be incremental in rate setting, and the process seems to be becoming more transparent. Finally, financial markets are getting more sophisticated in the allocation of risk to those who want it (through derivatives) and this also has tended to reduce market volatility.

The above elements of capital market steadiness have reduced the rate of return to market optionality. As such, we have reduced our convexity by adding more mortgage-backed securities and callable U.S. agency debentures as well as laddering the more liquid portion of the Fund by deploying money market investments, selling short-term U.S. Treasuries and buying intermediate-term U.S. Treasuries. Further reducing the barbell maturity structure, several of our long corporate, "put-able" positions are nearing put dates, thereby reducing several of our long duration positions. Over the past two years, we have substantially increased the Fund's exposure to high-quality, well-structured, mortgage-backed securities. These include both U.S. government mortgage-backed obligations and commercial mortgage-backed securities (CMBS).

### What strategies and techniques did you employ that specifically affected the Fund's performance?

We have reduced our corporate positions as corporate spreads continued to narrow. Corporations are flush, considering that corporate balance sheets haven't had so much cash and near-cash investments as a percentage of gross domestic product since the 1950s, and corporate defaults are at decade lows. Unless the stock market can continue to climb to new highs, we believe that corporations may be forced to do more share buybacks and increase dividends, putting bondholders at an increasing disadvantage. We expect corporate spreads to widen in 2007, along with a slowdown in the economy. Two years ago, 41 percent of the Fund was invested in corporate bonds; last year at this time the corporate weighting stood at 31 percent. Presently, the corporate position has fallen to 24 percent. This is still slightly overweight compared to the approximately 20 percent corporate positioning in the benchmark.

## What is your outlook for the next 12 months?

While the economy should slow, in our opinion, we feel that it is not likely to go into a recession. In addition, we believe the yield curve should twist, volatility should trend higher (but stay relatively low) and spreads should widen. The largest part of the economy is the consumer. With the housing market in decline and mortgage rates slightly higher, the consumer is likely to be under some pressure. Saving the day, so far, has been the decline in oil prices, which has acted like something of a tax reduction affecting all consumers and helping to somewhat offset the depressed wealth effect from declining housing. The better sectors of the economy appear to be the government and the corporate sectors. The former has done well since the tax reductions of last year, which have extended to the state and local sectors as well. Also, as noted above, the corporate sector is flush. The government can afford to reduce taxes (or at least not to raise them) and the corporate sector ought to be providing enough job growth. We feel that both of these factors are likely to keep the economy from slipping into recession.

In this environment we feel the Fed ought to be reducing the target rate in 2007. If the economy does respond to a reduction in rates, we believe that the short part of the curve should decline to the inflation rate (around 3 percent) and longer-term bonds ought to rise in yield. Longer term, speculative bonds may rise as the economy revives. As the yield curve likely twists, and as the Fed moves toward action, we'd expect spreads to widen with the slight up-tick in volatility, in our opinion. We feel that continuing international tension should serve to exacerbate these tendencies. Given this economic outlook, we intend to continue to invest in intermediate-term, higher-quality securities, while continuing to reduce our exposure to corporate bonds and increase our exposure to U.S. Treasury bonds, agencies and what we feel are well-structured mortgages.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Waddell & Reed Advisors Bond Fund, Class A Shares[1] . . . . . . . | $16,049 |
| — — – | Citigroup Broad Investment Grade Index . . . . . . . . . . . . . . . . . . . . . | $18,129 |
| — — — | Lipper Corporate Debt Funds A Rated Universe Average . . . . . . . . | $16,973 |



| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 12-31 1996 | 12-31 1997 | 12-31 1998 | 12-31 1999 | 9-30 2000 | 9-30 2001 | 9-30 2002 | 9-30 2003 | 9-30 2004 | 9-30 2005 | 9-30 2006 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

### Average Annual Total Return[2]

| Period | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 9-30-06 . . . . . . . . . . . | −2.91% | −1.72% | 2.26% | 3.39% |
| 5-year period ended 9-30-06 . . . . . . . . . . . | 3.27% | 3.38% | 3.56% | 4.84% |
| 10-year period ended 9-30-06 . . . . . . . . . . | 5.17% | — | — | 6.10% |
| Since inception of Class[3] through 9-30-06 . . . . . . . . . . . . . . . . . . . | — | 4.67% | 4.66% | — |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance Is no guarantee of future results. Investment return and principal value of an Investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 9-9-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

# Illustration of Fund Expenses

## BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

### Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

### Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

## Fund Expenses

| For the Six Months Ended September 30, 2006 | Beginning Account Value 3-31-06 | Ending Account Value 9-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,033.50 | 1.10% | $ 5.59 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,028.40 | 2.06 | 10.45 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,028.70 | 2.01 | 10.24 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,035.40 | 0.72 | 3.66 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019.58 | 1.10% | $ 5.55 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.73 | 2.06 | 10.38 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.97 | 2.01 | 10.18 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,021.44 | 0.72 | 3.64 |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

## SHAREHOLDER SUMMARY OF BOND FUND

### Portfolio Highlights

On September 30, 2006, Waddell & Reed Advisors Bond Fund had net assets totaling $652,440,330 invested in a diversified portfolio of:

| | |
|---|---|
| 87.73% | Domestic Bonds |
| 10.19% | Foreign Bonds |
| 2.08% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



| Bonds: | |
|---|---|
| Corporate . . . . . . . . . . . . . . . . . . . . . . . | $47.74 |
| United States Government Mortgage-Backed Obligations . . . . . . | $26.02 |
| United States Treasury Obligations . . . . | $11.87 |
| United States Government Agency Obligations . . . . . . . . . . . . . . | $ 8.11 |
| Other Government . . . . . . . . . . . . . . . . | $ 4.18 |
| Cash and Cash Equivalents . . . . . . . . . . | $ 2.08 |

On September 30, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



| | |
|---|---|
| AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56.17% |
| AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.69% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12.24% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13.58% |
| BB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.36% |
| B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.26% |
| Below B . . . . . . . . . . . . . . . . . . . . . . . . . | 0.21% |
| Non-rated . . . . . . . . . . . . . . . . . . . . . . . . | 4.41% |
| Cash and Cash Equivalents . . . . . . . . . . | 2.08% |

Ratings reflected in the wheel are taken from Standard & Poor's.

# The Investments of Bond Fund

*September 30, 2006*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Banks – 2.45%** | | |
| First Union Corporation, | | |
| 7.574%, 8–1–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8,000 | $ 9,556,312 |
| First Union National Bank of Florida, | | |
| 6.18%, 2–15–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,129,506 |
| SouthTrust Bank, National Association, | | |
| 6.125%, 1–9–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,275,724 |
| | | **15,961,542** |
| **Broadcasting – 2.85%** | | |
| Comcast Cable Communications, Inc., | | |
| 8.5%, 5–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,250 | 6,448,228 |
| EchoStar DBS Corporation, | | |
| 6.375%, 10–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,921,250 |
| TCA Cable TV, Inc., | | |
| 6.53%, 2–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,046,028 |
| Westinghouse Electric Corporation, | | |
| 8.875%, 6–14–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 5,196,092 |
| | | **18,611,598** |
| **Business Equipment and Services – 0.51%** | | |
| Quebecor World Capital Corporation, | | |
| 4.875%, 11–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | **3,342,500** |
| **Coal – 0.45%** | | |
| Peabody Energy Corporation, | | |
| 6.875%, 3–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | **2,955,000** |
| **Communications Equipment – 0.24%** | | |
| Harris Corporation, | | |
| 6.35%, 2–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **1,540,285** |
| **Computers – Main and Mini – 0.09%** | | |
| Unisys Corporation, | | |
| 7.875%, 4–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | **548,625** |
| **Construction Materials – 0.74%** | | |
| Hanson PLC, | | |
| 7.875%, 9–27–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | **4,845,776** |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 24.38%** | | |
| Alternative Loan Trust 2005-J4, | | |
| 5.5%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 8,250 | $ 7,969,752 |
| Banc of America Commercial Mortgage Inc., | | |
| Commercial Mortgage Pass-Through | | |
| Certificates, Series 2005–2, | | |
| 4.783%, 7–10–43 . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,500 | 7,340,246 |
| Barton Springs CDO SPC, Series 2005–1 | | |
| Segregated Portfolio and Barton Springs CDO | | |
| Series 2005–1 LLC, | | |
| 6.85%, 12–20–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,250 | 4,851,000 |
| CHL Mortgage Pass-Through Trust 2005–28, | | |
| 5.25%, 1–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,850 | 12,727,607 |
| CHL Pass-Through Trust 2003–20, | | |
| 5.5%, 7–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,515 | 6,498,283 |
| CHYPS CBO 1997–1 Ltd., | | |
| 6.72%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,516 | 1,383,941 |
| COMM 2005-C6, | | |
| 5.144%, 6–10–44 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,500 | 18,354,396 |
| First Horizon Alternative Mortgage Securities | | |
| Trust 2005-FA6, | | |
| 5.5%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,913,146 |
| Ford Motor Credit Company, | | |
| 7.375%, 10–28–09 . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 971,804 |
| GSR Mortgage Loan Trust 2004–2F, | | |
| 7.0%, 1–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,151 | 4,325,976 |
| General Motors Acceptance Corporation, | | |
| 5.125%, 5–9–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 4,409,689 |
| J.P. Morgan Chase Commercial Mortgage Securities | | |
| Corp., Commercial Mortgage Pass-Through | | |
| Certificates, Series 2004-C1, | | |
| 4.719%, 1–15–38 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,784,308 |
| MASTR Adjustable Rate Mortgages Trust 2005–1, | | |
| 5.2567%, 3–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,955 | 6,846,774 |
| Merrill Lynch Mortgage Trust 2005-CIP1, | | |
| 4.949%, 7–12–38 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,906,763 |
| Preferred Term Securities XVI, Ltd. and Preferred | | |
| Term Securities XVI, Inc., | | |
| 7.99%, 3–23–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750 | 3,787,500 |
| Preferred Term Securities XVII, Ltd. and Preferred | | |
| Term Securities XVII, Inc., | | |
| 7.59%, 6–23–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,007,500 |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates: | | |
| Series 2004-A, | | |
| 4.61457%, 2–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,885 | $    5,842,105 |
| Series 2004–3AC, | | |
| 4.9348%, 3–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,915 | 5,808,252 |
| Series 2004–5, | | |
| 4.59192%, 5–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,975 | 3,792,440 |
| Series 2004–6, | | |
| 4.69862%, 6–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,961 | 2,833,652 |
| Series 2004–12, | | |
| 5.08169%, 9–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,840 | 4,668,637 |
| Series 2004–18, | | |
| 5.19472%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . | 7,472 | 7,328,152 |
| Series 2005–21, | | |
| 5.70977%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . | 4,947 | 4,817,398 |
| Structured Adjustable Rate Mortgage Loan Trust: | | |
| Series 2005–22, | | |
| 5.63425%, 12–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,840 | 3,723,735 |
| Series 2006–1, | | |
| 6.113%, 2–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,872 | 3,845,102 |
| Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2003–40A, | | |
| 4.8237%, 1–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,473 | 2,379,915 |
| Structured Asset Securities Corporation Trust 2005–16, | | |
| 5.5%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,000 | 6,763,936 |
| Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10, | | |
| 4.5%, 9–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,500 | 7,149,029 |
| | | 159,031,038 |
| **Food and Related – 0.32%** | | |
| ConAgra, Inc., | | |
| 6.7%, 8–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **2,111,986** |
| | | |
| **Forest and Paper Products – 1.21%** | | |
| Bowater Canada Finance Corporation, | | |
| 7.95%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,820,000 |
| Champion International Corporation, | | |
| 6.65%, 12–15–37 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,599,510 |
| Westvaco Corporation, | | |
| 7.5%, 6–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,400 | 1,447,614 |
| | | **7,867,124** |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Homebuilders, Mobile Homes – 1.17%** | | |
| D.R. Horton, Inc., | | |
| 8.0%, 2–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4,000 | $ 4,185,796 |
| Pulte Homes, Inc., | | |
| 4.875%, 7–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,437,885 |
| | | 7,623,681 |
| **Hospital Supply and Management – 0.71%** | | |
| HCA – The Healthcare Company, | | |
| 8.75%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,600 | 4,646,000 |
| **Household – General Products – 1.97%** | | |
| Procter & Gamble Company (The), | | |
| 8.0%, 9–1–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 12,851,510 |
| **Household – Major Appliances – 0.46%** | | |
| Controladora Mabe S.A. de C.V., | | |
| 6.5%, 12–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,027,921 |
| **Multiple Industry – 0.27%** | | |
| TOLLROAD INVESTMENT PARTNERSHIP SERIES II, | | |
| 0.0%, 2–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,779,180 |
| **Petroleum – Domestic – 0.58%** | | |
| Chesapeake Energy Corporation, | | |
| 7.5%, 9–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750 | 3,806,250 |
| **Petroleum – International – 0.83%** | | |
| Pemex Project Funding Master Trust, | | |
| 7.375%, 12–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 5,405,000 |
| **Petroleum – Services – 1.54%** | | |
| Halliburton Company, | | |
| 6.75%, 2–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,250 | 7,950,350 |
| TE Products Pipeline Company, Limited Partnership, | | |
| 7.51%, 1–15–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,088,556 |
| | | 10,038,906 |
| **Real Estate Investment Trust – 0.69%** | | |
| Diversified REIT Owner Trust 1999–1, | | |
| 6.78%, 3–18–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,250 | 2,305,013 |
| Spieker Properties, L.P., | | |
| 7.35%, 12–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,950 | 2,180,158 |
| | | 4,485,171 |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Electric – 1.97%** | | |
| Dominion Resources, Inc., | | |
| 5.25%, 8–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7,500 | $ 7,261,275 |
| HQI Transelec Chile S.A., | | |
| 7.875%, 4–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,250 | 3,455,631 |
| Pepco Holdings, Inc., | | |
| 4.0%, 5–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,250 | 2,140,704 |
| | | 12,857,610 |
| **Utilities – Gas and Pipeline – 0.92%** | | |
| Tennessee Gas Pipeline Company, | | |
| 7.0%, 3–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 6,025,134 |
| **Utilities – Telephone – 3.39%** | | |
| BellSouth Capital Funding Corporation, | | |
| 6.04%, 11–15–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,500,770 |
| Deutsche Telekom International Finance B.V., | | |
| 8.0%, 6–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | 9,818,046 |
| New York Telephone Company, | | |
| 6.7%, 11–1–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,250 | 2,261,173 |
| Pacific Bell, | | |
| 7.25%, 11–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,250 | 3,385,856 |
| Telefonos de Mexico, S.A. de C.V., | | |
| 4.5%, 11–19–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,250 | 4,165,693 |
| | | 22,131,538 |
| **TOTAL CORPORATE DEBT SECURITIES – 47.74%** | | **$311,493,375** |
| (Cost: $308,094,362) | | |

**OTHER GOVERNMENT SECURITIES**

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Brazil – 0.49%** | | |
| Federative Republic of Brazil (The): | | |
| 10.0%, 1–16–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,519,500 |
| 9.25%, 10–22–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,687,500 |
| | | 3,207,000 |
| **Canada – 1.70%** | | |
| Province de Quebec, | | |
| 7.14%, 2–27–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,200 | 11,089,155 |
| **Japan – 1.15%** | | |
| Japanese Government 15 Year Floating | | |
| Rate Bond, | | |
| 1.23%, 1–20–18 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . | JPY900,000 | 7,497,143 |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| OTHER GOVERNMENT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Supranational – 0.84%** | | |
| Inter-American Development Bank, | | |
| 8.4%, 9–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | $ 5,445,215 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 4.18%** | | $ 27,238,513 |
| (Cost: $25,348,119) | | |
| **UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Agency Obligations – 8.11%** | | |
| Federal Home Loan Mortgage Corporation: | | |
| 4.75%, 5–6–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,805,786 |
| 5.2%, 3–5–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,500 | 7,291,470 |
| 5.5%, 8–20–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,500 | 7,414,987 |
| 5.25%, 11–5–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,903,120 |
| Federal National Mortgage Association, | | |
| 5.3%, 2–22–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 11,957,532 |
| Tennessee Valley Authority, | | |
| 4.875%, 12–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,500 | 10,501,659 |
| | | 52,874,554 |
| **Mortgage-Backed Obligations – 26.02%** | | |
| Federal Home Loan Mortgage Corporation | | |
| Adjustable Rate Participation Certificates, | | |
| 5.699%, 7–1–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 999 | 1,003,708 |
| Federal Home Loan Mortgage Corporation | | |
| Agency REMIC/CMO: | | |
| 5.0%, 5–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 4,385,727 |
| 5.0%, 7–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,449,612 |
| 5.0%, 5–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,500 | 5,347,433 |
| 5.5%, 4–15–24 (Interest Only) . . . . . . . . . . . . . . . . . . | 8,327 | 558,996 |
| 5.5%, 4–15–24 (Interest Only) . . . . . . . . . . . . . . . . . . | 3,043 | 139,474 |
| 6.0%, 3–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,014 | 1,028,342 |
| 5.0%, 7–15–29 (Interest Only) . . . . . . . . . . . . . . . . . . | 4,792 | 537,100 |
| 7.5%, 9–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,048 | 2,153,185 |
| 4.0%, 2–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 4,320,625 |
| 4.25%, 3–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,481 | 5,295,821 |
| 5.0%, 9–15–31 (Interest Only) . . . . . . . . . . . . . . . . . . | 9,183 | 1,474,683 |
| 5.5%, 9–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,250 | 11,243,680 |
| 5.0%, 9–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,825,101 |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 5.0%, 6–1–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,935 | $ 5,832,645 |
| 5.0%, 7–1–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,156 | 7,923,771 |
| 6.0%, 11–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,232 | 1,245,035 |
| 6.5%, 10–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 483 | 493,863 |
| 6.5%, 11–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 301 | 307,836 |
| 6.0%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,287 | 1,298,877 |
| 5.0%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,815 | 4,633,067 |
| 5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,133 | 6,050,798 |
| 5.5%, 8–1–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,994 | 5,912,190 |
| Federal Home Loan Mortgage Corporation Non-Agency REMIC/CMO (Interest Only), | | |
| 5.5%, 12–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,718 | 353,240 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.0%, 3–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,500 | 8,285,679 |
| 5.0%, 3–25–18 (Interest Only) . . . . . . . . . . . . . . . . . . . | 2,645 | 205,542 |
| 5.0%, 6–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,750 | 6,673,311 |
| 5.5%, 2–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,983,646 |
| 4.0%, 11–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,413 | 2,300,722 |
| 4.0%, 3–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,657 | 1,581,716 |
| 3.5%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,319 | 4,813,141 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.5%, 1–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,975 | 1,980,204 |
| 4.0%, 11–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,699 | 4,456,213 |
| 5.5%, 10–1–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,107 | 3,086,243 |
| 5.0%, 4–1–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,051 | 7,820,883 |
| 5.0%, 2–1–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,419 | 12,065,022 |
| 6.0%, 12–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 288 | 290,780 |
| 6.0%, 4–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,852 | 2,873,468 |
| 5.5%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 833 | 822,957 |
| 5.0%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,633 | 5,431,706 |
| Federal National Mortgage Association Non-Agency REMIC/CMO: | | |
| 4.5%, 7–25–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,786,060 |
| 5.5%, 9–25–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 4,448,504 |
| 4.5%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,711,979 |

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---:|---:|
| **Mortgage-Backed Obligations** (Continued) | | |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 5.5%, 6–20–28 (Interest Only) . . . . . . . . . . . . . . . . . . | $ 8,576 | $ 663,527 |
| 5.0%, 1–20–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,529 | 3,479,903 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 7.5%, 7–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 91 | 94,678 |
| 7.5%, 12–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 402 | 419,123 |
| 8.0%, 9–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 310 | 328,118 |
| 7.0%, 7–20–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 | 10,735 |
| 6.5%, 5–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 401 | 412,648 |
| 7.5%, 7–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 76 | 78,894 |
| Government National Mortgage Association Non-Agency REMIC/CMO, | | |
| 4.0%, 1–16–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,113 | 1,056,254 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates, | | |
| 7.75%, 10–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,842 | 1,874,405 |
| United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust: 2001–3 Class G, | | |
| 6.5%, 4–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 480 | 480,603 |
| 2003–2 Class D, | | |
| 5.0%, 11–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 715 | 713,055 |
| 2003–2 Class E, | | |
| 5.0%, 12–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750 | 3,717,607 |
| | | **169,762,135** |
| **Treasury Obligations – 11.87%** | | |
| United States Treasury Bond, | | |
| 6.125%, 11–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,678,436 |
| United States Treasury Notes: | | |
| 5.125%, 6–30–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,100 | 4,126,265 |
| 4.0%, 4–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 29,422,260 |
| 5.0%, 2–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,500 | 5,597,322 |
| 4.0%, 2–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,150 | 33,646,529 |
| | | **77,470,812** |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 46.00%** | | **$300,107,501** |

(Cost: $301,969,059)

See Notes to Schedule of Investments on page 20.

# The Investments of Bond Fund

*September 30, 2006*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Electric – 0.82%** | | |
| Wisconsin Electric Power Co., | | |
| 5.38%, 10–2–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,340 | $   5,339,202 |
| | | |
| **Utilities – Gas and Pipeline – 0.61%** | | |
| Michigan Consolidated Gas Co., | | |
| 5.3%, 10–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,997,056 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 1.43%** | | $   9,336,258 |
| (Cost: $9,336,258) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.35%** | | $648,175,647 |
| (Cost: $644,747,798) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.65%** | | 4,264,683 |
| | | |
| **NET ASSETS – 100.00%** | | $652,440,330 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of these securities amounted to $9,822,921 or 1.51% of net assets.

(B) Principal amount is denominated in the indicated foreign currency, where applicable (JPY – Japanese Yen)

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

**BOND FUND**
*September 30, 2006*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $644,748) (Notes 1 and 3) | $648,176 |
| Cash | 1 |
| Receivables: | |
| Dividends and interest | 5,722 |
| Fund shares sold | 542 |
| Investment securities sold | 40 |
| Prepaid and other assets | 44 |
| Total assets | 654,525 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 1,653 |
| Accrued shareholder servicing (Note 2) | 191 |
| Accrued service fee (Note 2) | 121 |
| Accrued management fee (Note 2) | 19 |
| Accrued accounting services fee (Note 2) | 14 |
| Accrued distribution fee (Note 2) | 3 |
| Other | 84 |
| Total liabilities | 2,085 |
| Total net assets | $652,440 |

**NET ASSETS**

| | |
|---|---:|
| $1.00 par value capital stock: | |
| Capital stock | $106,720 |
| Additional paid-in capital | 559,727 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment income | 634 |
| Accumulated undistributed net realized loss on investment transactions | (18,069) |
| Net unrealized appreciation in value of investments | 3,428 |
| Net assets applicable to outstanding units of capital | $652,440 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $6.11 |
| Class B | $6.11 |
| Class C | $6.11 |
| Class Y | $6.11 |
| Capital shares outstanding: | |
| Class A | 96,053 |
| Class B | 5,707 |
| Class C | 2,098 |
| Class Y | 2,862 |
| Capital shares authorized | 280,000 |

See Notes to Financial Statements.

# Statement of Operations

### BOND FUND
*For the Fiscal Year Ended September 30, 2006*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization | $35,085 |
| Dividends | —* |
| Total income | 35,085 |
| Expenses (Note 2): | |
| Accounting services fee | 169 |
| Audit fees | 18 |
| Custodian fees | 36 |
| Distribution fee: | |
| Class A | 30 |
| Class B | 278 |
| Class C | 97 |
| Investment management fee | 3,386 |
| Legal fees | 4 |
| Service fee: | |
| Class A | 1,435 |
| Class B | 93 |
| Class C | 32 |
| Shareholder servicing: | |
| Class A | 1,504 |
| Class B | 173 |
| Class C | 55 |
| Class Y | 25 |
| Other | 223 |
| Total expenses | 7,558 |
| Net investment income | 27,527 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on securities | (5,885) |
| Realized net gain on swaps | 45 |
| Realized net gain on foreign currency transactions | 14 |
| Realized net loss on investments | (5,826) |
| Unrealized depreciation in value of investments during the period | (2,328) |
| Net loss on investments | (8,154) |
| Net increase in net assets resulting from operations | $19,373 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**BOND FUND**
*(In Thousands)*

| | For the fiscal year ended September 30, | |
|---|---|---|
| | **2006** | **2005** |
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 27,527 | $ 27,931 |
| Realized net gain (loss) on investments . . . . . . . . . . | (5,826) | 9,531 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . . | (2,328) | (23,080) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . . | 19,373 | 14,382 |
| Distributions to shareholders from (Note 1D):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (25,566) | (26,699) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,267) | (1,543) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (450) | (447) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (774) | (671) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (7,024) | (9,545) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (466) | (730) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (153) | (204) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (182) | (214) |
| | (35,882) | (40,053) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . | (6,535) | (12,163) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (23,044) | (37,834) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 675,484 | 713,318 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $652,440 | $675,484 |
| Undistributed net investment income . . . . . . . . . . . . . | $    634 | $    1,150 |

(1)See "Financial Highlights" on pages 24 - 27.

See Notes to Financial Statements.

# Financial Highlights

## BOND FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended September 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2006** | **2005** | **2004** | **2003** | **2002** |
| Net asset value, beginning of period . . . . . . . . . . . . | $6.27 | $6.50 | $6.57 | $6.49 | $6.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . . | 0.26 | 0.27 | 0.27 | 0.28 | 0.31 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . . . . . | (0.08) | (0.12) | (0.03) | 0.09 | 0.16 |
| Total from investment operations . . . . . . . . . . . . . . . . . . | 0.18 | 0.15 | 0.24 | 0.37 | 0.47 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . | (0.27) | (0.28) | (0.28) | (0.29) | (0.31) |
| Capital gains . . . . . . . . . . . . . . . . | (0.07) | (0.10) | (0.03) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.34) | (0.38) | (0.31) | (0.29) | (0.31) |
| Net asset value, end of period . . . . . . | $6.11 | $6.27 | $6.50 | $6.57 | $6.49 |
| Total return[1] . . . . . . . . . . . . . . . . . . . | 3.02% | 2.30% | 3.73% | 5.86% | 7.67% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . | $587 | $605 | $637 | $755 | $792 |
| Ratio of expenses to average net assets . . . . . . . . . . . | 1.09% | 1.09% | 1.07% | 1.04% | 1.03% |
| Ratio of net investment income to average net assets . . . . . . . . . | 4.28% | 4.12% | 4.20% | 4.36% | 4.92% |
| Portfolio turnover rate . . . . . . . . . . . . | 53% | 34% | 43% | 44% | 25% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

# Financial Highlights

## BOND FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Net asset value, beginning of period . . . . . . . . . . . . | $6.26 | $6.50 | $6.57 | $6.49 | $6.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . . | 0.20 | 0.21 | 0.21 | 0.23 | 0.25 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . . . . . | (0.07) | (0.13) | (0.03) | 0.08 | 0.16 |
| Total from investment operations . . . . . . . . . . . . . . . . . . | 0.13 | 0.08 | 0.18 | 0.31 | 0.41 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . | (0.21) | (0.22) | (0.22) | (0.23) | (0.25) |
| Capital gains . . . . . . . . . . . . . . . . . | (0.07) | (0.10) | (0.03) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.28) | (0.32) | (0.25) | (0.23) | (0.25) |
| Net asset value, end of period . . . . . . | $6.11 | $6.26 | $6.50 | $6.57 | $6.49 |
| Total return . . . . . . . . . . . . . . . . . . . . . | 2.18% | 1.17% | 2.82% | 4.92% | 6.75% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . | $35 | $42 | $49 | $59 | $43 |
| Ratio of expenses to average net assets . . . . . . . . . . . | 2.06% | 2.02% | 1.99% | 1.93% | 1.91% |
| Ratio of net investment income to average net assets . . . . . . . . . . | 3.31% | 3.20% | 3.27% | 3.46% | 4.03% |
| Portfolio turnover rate . . . . . . . . . . . . . | 53% | 34% | 43% | 44% | 25% |

See Notes to Financial Statements.

# Financial Highlights

## BOND FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended September 30, | | | | |
|---|---|---|---|---|---|
| | **2006** | **2005** | **2004** | **2003** | **2002** |
| Net asset value, beginning of period . . . . . . . . . . . . | $6.26 | $6.50 | $6.57 | $6.49 | $6.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . . | 0.20 | 0.21 | 0.21 | 0.23 | 0.26 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . . . . . | (0.07) | (0.13) | (0.03) | 0.09 | 0.16 |
| Total from investment operations . . . . . . . . . . . . . . . . . . | 0.13 | 0.08 | 0.18 | 0.32 | 0.42 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . | (0.21) | (0.22) | (0.22) | (0.24) | (0.26) |
| Capital gains . . . . . . . . . . . . . . . . | (0.07) | (0.10) | (0.03) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.28) | (0.32) | (0.25) | (0.24) | (0.26) |
| Net asset value, end of period . . . . . . | $6.11 | $6.26 | $6.50 | $6.57 | $6.49 |
| Total return . . . . . . . . . . . . . . . . . . . . . | 2.26% | 1.17% | 2.78% | 4.95% | 6.77% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $13 | $13 | $14 | $17 | $17 |
| Ratio of expenses to average net assets . . . . . . . . . . . . | 2.02% | 2.01% | 1.99% | 1.91% | 1.90% |
| Ratio of net investment income to average net assets . . . . . . . . . . | 3.36% | 3.20% | 3.27% | 3.49% | 4.03% |
| Portfolio turnover rate . . . . . . . . . . . . . | 53% | 34% | 43% | 44% | 25% |

See Notes to Financial Statements.

# Financial Highlights

## BOND FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended September 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2006** | **2005** | **2004** | **2003** | **2002** |
| Net asset value, beginning of period . . . . . . . . . . . . | $6.27 | $6.50 | $6.57 | $6.49 | $6.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . | 0.28 | 0.29 | 0.29 | 0.31 | 0.30 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . . . . . | (0.08) | (0.12) | (0.03) | 0.08 | 0.19 |
| Total from investment operations . . . . . . . . . . . . . . . . . . . | 0.20 | 0.17 | 0.26 | 0.39 | 0.49 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . | (0.29) | (0.30) | (0.30) | (0.31) | (0.33) |
| Capital gains . . . . . . . . . . . . . . . . | (0.07) | (0.10) | (0.03) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.36) | (0.40) | (0.33) | (0.31) | (0.33) |
| Net asset value, end of period . . . . . . | $6.11 | $6.27 | $6.50 | $6.57 | $6.49 |
| Total return . . . . . . . . . . . . . . . . . . . . . | 3.39% | 2.67% | 4.08% | 6.18% | 7.99% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $17 | $15 | $14 | $12 | $11 |
| Ratio of expenses to average net assets . . . . . . . . . . . | 0.73% | 0.72% | 0.74% | 0.72% | 0.73% |
| Ratio of net investment income to average net assets . . . . . . . . . . | 4.65% | 4.49% | 4.52% | 4.68% | 5.21% |
| Portfolio turnover rate . . . . . . . . . . . . | 53% | 34% | 43% | 44% | 25% |

See Notes to Financial Statements.

# Notes to Financial Statements

*September 30, 2006*

## NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Bond Fund (the Fund) is one of those mutual funds and is the only fund included in these financial statements. Its investment objective is to provide a reasonable return with emphasis on preservation of capital, by investing primarily in domestic debt securities, usually bonds of investment grade. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A.  Security valuation** – Each convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

**B.  Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

**C.  Federal income taxes** – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

**D.  Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

**E. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**F. Recently issued accounting standards** – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax position taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and its potential impact on each Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee will be as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

### Accounting Services Fee

| Average Net Asset Level (in millions) | Annual Fee Rate for Each Level |
|---|---|
| From $ 0 to $ 10 | $ 0 |
| From $ 10 to $ 25 | $ 11,500 |
| From $ 25 to $ 50 | $ 23,100 |
| From $ 50 to $ 100 | $ 35,500 |
| From $ 100 to $ 200 | $ 48,400 |
| From $ 200 to $ 350 | $ 63,200 |
| From $ 350 to $ 550 | $ 82,500 |
| From $ 550 to $ 750 | $ 96,300 |
| From $ 750 to $1,000 | $121,600 |
| $1,000 and Over | $148,500 |

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month, except that, for broker-serviced accounts, effective September 1, 2006, the monthly charge for those accounts became $0.50. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,520,293. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2006, W&R received $4,957, $74,872 and $4,536 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $971,540 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $35,684, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

## NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $148,177,730, while proceeds from maturities and sales aggregated $152,677,716. Purchases of short-term securities and U.S. government obligations aggregated $1,501,815,166 and $190,195,922, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,510,198,749 and $196,817,532, respectively.

For Federal income tax purposes, cost of investments owned at September 30, 2006 was $644,924,371, resulting in net unrealized depreciation of $3,251,276, of which $12,262,140 related to appreciated securities and $9,010,864 related to depreciated securities.

## NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

| | |
|---|---:|
| Net ordinary income | $27,596,729 |
| Distributed ordinary income | 28,062,410 |
| Undistributed ordinary income | 731,609 |
| Realized long-term capital gains | — |
| Distributed long-term capital gains | 7,819,176 |
| Undistributed long-term capital gains | — |
| Capital loss carryover | 113,453 |
| Post-October losses deferred | 5,595,640 |

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

| | |
|---|---:|
| September 30, 2007. | $ 9,890,393 |
| September 30, 2008. | 2,315,321 |
| September 30, 2014. | 113,453 |
| Total carryover | $12,319,167 |

Ivy Bond Fund was merged into the Fund as of June 16, 2003. At the time of the merger, Ivy Bond Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $9,890,393 for the period ending September 30, 2007 and $2,315,321 for the period ending September 30, 2008 plus any unused limitations from prior years.

## NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

| | For the fiscal year ended September 30, | |
| --- | --- | --- |
| | 2006 | 2005 |
| Shares issued from sale of shares: | | |
| Class A | 17,687 | 14,701 |
| Class B | 688 | 832 |
| Class C | 580 | 622 |
| Class Y | 481 | 243 |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | |
| Class A | 5,026 | 5,312 |
| Class B | 256 | 307 |
| Class C | 96 | 98 |
| Class Y | 157 | 138 |
| Shares redeemed: | | |
| Class A | (23,301) | (21,330) |
| Class B | (1,918) | (1,958) |
| Class C | (702) | (711) |
| Class Y | (128) | (134) |
| Decrease in outstanding capital shares | (1,078) | (1,880) |
| Value issued from sale of shares: | | |
| Class A | $107,607 | $ 93,673 |
| Class B | 4,179 | 5,313 |
| Class C | 3,527 | 3,965 |
| Class Y | 2,945 | 1,551 |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | |
| Class A | 30,567 | 33,860 |
| Class B | 1,560 | 1,955 |
| Class C | 584 | 623 |
| Class Y | 953 | 882 |
| Value redeemed: | | |
| Class A | (141,730) | (136,111) |
| Class B | (11,683) | (12,480) |
| Class C | (4,271) | (4,542) |
| Class Y | (773) | (852) |
| Decrease in outstanding capital | $ (6,535) | $(12,163) |

## NOTE 6 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

## NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

# Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders,**
**Waddell & Reed Advisors Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Bond Fund (the "Fund"), one of the mutual funds comprising Waddell & Reed Advisors Funds, Inc. as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Bond Fund as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

# Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | Per-Share Amounts Reportable As: | | | | | |
|---|---|---|---|---|---|---|---|
| | | For Individuals | | | For Corporations | | |
| Record Date | Total | Qualifying | Non-Qualifying | Long-Term Capital Gain | Qualifying | Non-Qualifying | Long-Term Capital Gain |
| | | **Class A** | | | | | |
| 10-12-05 | $0.02200 | $ — | $0.02200 | $ — | $ — | $0.02200 | $ — |
| 11-09-05 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 12-14-05 | 0.10110 | — | 0.02800 | 0.07310 | — | 0.02800 | 0.07310 |
| 1-11-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 2-08-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 3-15-06 | 0.02100 | — | 0.02100 | — | — | 0.02100 | — |
| 4-12-06 | 0.02100 | — | 0.02100 | — | — | 0.02100 | — |
| 5-10-06 | 0.02100 | — | 0.02100 | — | — | 0.02100 | — |
| 6-14-06 | 0.02100 | — | 0.02100 | — | — | 0.02100 | — |
| 7-12-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 8-09-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 9-13-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| Total | $0.33910 | $ — | $0.26600 | $0.07310 | $ — | $0.26600 | $0.07310 |
| | | **Class B** | | | | | |
| 10-12-05 | $0.01800 | $ — | $0.01800 | $ — | $ — | $0.01800 | $ — |
| 11-09-05 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 12-14-05 | 0.09610 | — | 0.02300 | 0.07310 | — | 0.02300 | 0.07310 |
| 1-11-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 2-08-06 | 0.01800 | — | 0.01800 | — | — | 0.01800 | — |
| 3-15-06 | 0.01500 | — | 0.01500 | — | — | 0.01500 | — |
| 4-12-06 | 0.01600 | — | 0.01600 | — | — | 0.01600 | — |
| 5-10-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 6-14-06 | 0.01500 | — | 0.01500 | — | — | 0.01500 | — |
| 7-12-06 | 0.01800 | — | 0.01800 | — | — | 0.01800 | — |
| 8-09-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 9-13-06 | 0.01600 | — | 0.01600 | — | — | 0.01600 | — |
| Total | $0.28010 | $ — | $0.20700 | $0.07310 | $ — | $0.20700 | $0.07310 |

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
| Record Date | Total | Non-Qualifying | Qualifying | Long-Term Capital Gain | Non-Qualifying | Qualifying | Long-Term Capital Gain |
|---|---|---|---|---|---|---|---|
| | | | **Class C** | | | | |
| 10-12-05 | $0.01800 | $ — | $0.01800 | $ — | $ — | $0.01800 | $ — |
| 11-09-05 | 0.01800 | — | 0.01800 | — | — | 0.01800 | — |
| 12-14-05 | 0.09610 | — | 0.02300 | 0.07310 | — | 0.02300 | 0.07310 |
| 1-11-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 2-08-06 | 0.01800 | — | 0.01800 | — | — | 0.01800 | — |
| 3-15-06 | 0.01600 | — | 0.01600 | — | — | 0.01600 | — |
| 4-12-06 | 0.01600 | — | 0.01600 | — | — | 0.01600 | — |
| 5-10-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 6-14-06 | 0.01600 | — | 0.01600 | — | — | 0.01600 | — |
| 7-12-06 | 0.01800 | — | 0.01800 | — | — | 0.01800 | — |
| 8-09-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| 9-13-06 | 0.01700 | — | 0.01700 | — | — | 0.01700 | — |
| Total | $0.28410 | $ — | $0.21100 | $0.07310 | $ — | $0.21100 | $0.07310 |
| | | | **Class Y** | | | | |
| 10-12-05 | $0.02400 | $ — | $0.02400 | $ — | $ — | $0.02400 | $ — |
| 11-09-05 | 0.02300 | — | 0.02300 | — | — | 0.02300 | — |
| 12-14-05 | 0.10310 | — | 0.03000 | 0.07310 | — | 0.03000 | 0.07310 |
| 1-11-06 | 0.02400 | — | 0.02400 | — | — | 0.02400 | — |
| 2-08-06 | 0.02400 | — | 0.02400 | — | — | 0.02400 | — |
| 3-15-06 | 0.02300 | — | 0.02300 | — | — | 0.02300 | — |
| 4-12-06 | 0.02200 | — | 0.02200 | — | — | 0.02200 | — |
| 5-10-06 | 0.02300 | — | 0.02300 | — | — | 0.02300 | — |
| 6-14-06 | 0.02300 | — | 0.02300 | — | — | 0.02300 | — |
| 7-12-06 | 0.02400 | — | 0.02400 | — | — | 0.02400 | — |
| 8-09-06 | 0.02300 | — | 0.02300 | — | — | 0.02300 | — |
| 9-13-06 | 0.02500 | — | 0.02500 | — | — | 0.02500 | — |
| Total | $0.36110 | $ — | $0.28800 | $0.07310 | $ — | $0.28800 | $0.07310 |

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

# The Board of Directors of Waddell & Reed Advisors Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex.

## Additional Information about Directors

The Statement of Additional Information (SAI) for the Corporation includes additional information about the Corporation's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

## DISINTERESTED DIRECTORS

| Name, address, age | Position held with Fund and length of service | Principal occupation during the past five years | Other directorships |
|---|---|---|---|
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59 | Director since 1997 | Professor of Law, Washburn Law School (1998 to present); Formerly, Dean, Washburn Law School (until 2001) | Director, Kansas Legal Services for Prisoners, Inc. |
| John A. Dillingham 4040 Northwest Claymont Dr. Kansas City, MO 64116 Age: 67 | Director since 1997 | President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Missouri Institute of Justice | Director, Salvation Army; Advisory Director, UMB Northland Board (Financial Services) |
| David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73 | Director since 1998 Independent Chairman since 2006 | Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005) | None |
| Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53 | Director since 1995 | First Lady of Kansas (until 2003) | Chairman and Director, Greater Kansas City Community Foundation |
| Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 39 | Director since 1998 | Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004) | Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds |
| John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 86 | Director since 1988 | Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003) | Director, Central Bank & Trust; Director, Central Financial Corporation (banking) |

| Name, address, age | Position held with Fund and length of service | Principal occupation during the past five years | Other directorships |
|---|---|---|---|
| Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 82 | Director since 1971 | Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC | Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America |
| Frank J. Ross, Jr. Polsinelli Shalton Welte Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53 | Director since 1996 | Shareholder/Director, Polsinelli Shalton Welte Suelthaus, L.P., a law firm (1980 to present) | Director, Columbian Bank & Trust |
| Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 69 | Director since 1995 | Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003) | Director, Ivy Funds, Inc.; Trustee, Ivy Funds |
| Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71 | Director since 1971 | Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art | None |

## INTERESTED DIRECTORS

| Name, address, age | Position held with Fund and length of service | Principal occupation during the past five years | Other directorships |
|---|---|---|---|
| Henry J. Herrmann<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>Age: 63 | Director since 1998<br><br>President since 2001 | CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex | Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO |
| Robert L. Hechler<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>Age: 69 | Director since 1998 | Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001) | None |

## OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

| Name, address, age | Position held with Fund and length of service | Principal occupation during the past five years | Other directorships |
|---|---|---|---|
| Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42 | Vice President since 2006 <br><br> Secretary since 2006 | Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005). | None |
| Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64 | Vice President since 1987 <br><br> Principal Financial Officer since 2002 | Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present), Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex | None |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 37 | Vice President since 2006 <br><br> Treasurer since 2006 <br><br> Principal Accounting Officer since 2006 | Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Waddell & Reed Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003). | None |

| Name, address, age | Position held with Fund and length of service | Principal occupation during the past five years | Other directorships |
|---|---|---|---|
| Kristen A. Richards<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>Age: 38 | Vice President since 2000<br><br>Assistant Secretary since 2006<br><br>Associate General Counsel since 2000 | Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006) | None |
| Daniel C. Schulte<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>Age: 40 | Vice President since 2000<br><br>General Counsel since 2000<br><br>Assistant Secretary since 2000 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present) | None |
| Scott J. Schneider<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>Age: 38 | Chief Compliance Officer since 2004 | Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004) | None |

# Renewal of Investment Management Agreement for Waddell & Reed Advisors Bond Fund

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Corporation with respect to the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request (Request Letter) for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

## Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund (Similar Funds).

The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Bond Fund's total return performance was higher than the peer group median for the one-, three-, five-, and seven-year periods, equal to the peer group median for the ten-year period, and higher than the Lipper index for the one- and five-year periods. The Directors also considered the information provided by WRIMCO in the discussion at the meeting explaining that the Fund's relatively higher overall expenses as compared to its peer group are substantially attributable to its smaller average account size.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the overall expense ratio was higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

## Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions to be effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;

■ the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;

■ the existence or appropriateness of breakpoints in the Fund's management fees;

■ the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the Fund's performance was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

# Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

## Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

## Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

## Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

## Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

## Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

## Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

# Proxy Voting Information

**Proxy Voting Guidelines**

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

# Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Fax your request to 800.532.2749.
- Write to us at the address listed on the back cover.
- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

## The Waddell & Reed Advisors Funds Family

**Global/International Funds**
- Waddell & Reed Advisors Global Bond Fund
- Waddell & Reed Advisors International Growth Fund

**Domestic Equity Funds**
- Waddell & Reed Advisors Accumulative Fund
- Waddell & Reed Advisors Core Investment Fund
- Waddell & Reed Advisors Dividend Income Fund
- Waddell & Reed Advisors New Concepts Fund
- Waddell & Reed Advisors Small Cap Fund
- Waddell & Reed Advisors Tax-Managed Equity Fund
- Waddell & Reed Advisors Value Fund
- Waddell & Reed Advisors Vanguard Fund

**Fixed Income Funds**
- Waddell & Reed Advisors Bond Fund
- Waddell & Reed Advisors Government Securities Fund
- Waddell & Reed Advisors High Income Fund
- Waddell & Reed Advisors Limited-Term Bond Fund
- Waddell & Reed Advisors Municipal Bond Fund
- Waddell & Reed Advisors Municipal High Income Fund

**Money Market Funds**
- Waddell & Reed Advisors Cash Management

**Specialty Funds**
- Waddell & Reed Advisors Asset Strategy Fund
- Waddell & Reed Advisors Continental Income Fund
- Waddell & Reed Advisors Energy Fund
- Waddell & Reed Advisors Retirement Shares
- Waddell & Reed Advisors Science and Technology Fund

**1.888.WADDELL**
**Visit us online at www.waddell.com**

**Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.**



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

*Waddell & Reed, Inc.*

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED

NUR1020A (9-06)